Biofrontera AG: Release according to Article 40, Section 1 of the WpHG

Voting Rights Announcement

Voting rights according to article 40 para. 1 WpHG

Leverkusen, Germany (pta025/28.02.2018/12:00) - Release of Voting Rights Announcement

Notification of Major Holdings

1. Details of issuer:

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen, Germany

2. Reason for notification:

Acquisition / disposal of shares with voting rights Voluntary group disclosure of a threshold crossing also with respect to an affiliated company

3. Details of person subject to the notification obligation

Name: Wilhelm K. T. Zours, 28.07.1961

4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3 DELPHI Unternehmensberatung Aktiengesellschaft, Deutsche Balaton Aktiengesellschaft

5. Date on which threshold was crossed or reached

21.02.2018

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	total of both in % (7.a. + 7.b.)	total number of voting rights of issuer
Resulting situation	13.42	3.77	13.42	44,245,862
Previous notification	11,21	0	11,21

7. Notified details of the resulting situation

a.	Voting rights attached to shares (Sec.s 33, 34 WpHG)

ISIN	absolute direct (Sec. 33 WpHG)	absolute indirect (Sec. 34 WpHG)	in % direct (Sec. 33 WpHG)	in % indirect (Sec. 34 WpHG)
DE0006046113	0	5,939,835	0.00	13.42
Total:		5,939,835		13.42

b.1. Instruments according to Sec. 38 para. 1 No. 1 WpHG

Type of instrument	Maturity / Expiration	Exercise or conversion period	Voting Rights Absolute	Voting Rights in %
Total:

b.2 Instruments according to Sec. 38 para. 1 No. 2 WpHG

Type of instrument	Maturity / Expiration	Exercise or conversion period	Cash or physical transaction	Voting Rights Absolute	Voting Rights in %
Convertible Bond		15.07.2018 - 9.12.2019	Both	1,667,000	3.77
Total:				1,667,000	3.77

8. Information in relation to the person subject to the notification obligation

Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity

Name	% of voting rights if 3% or higher	% of voting rights through instruments if 5% or higher	Total of both if 5% or higher
Wilhelm K. T. Zours
DELPHI Unternehmensberatung Aktiengesellschaft	5.23		5.23
VV Beteiligungen Aktiengesellschaft
Deutsche Balaton Aktiengesellschaft	8.15		8.15
ABC Beteiligungen AG

9. In case of proxy voting according to § 34 para. 3 WpHG

Date of general meeting: N/A

10. Other useful information

There is no aggregation of voting rights related to the financial instrument referred to under 7.b.2, since this financial instrument has been issued by DELPHI Unternehmensberatung Aktiengesellschaft and these voting rights are already accounted for.

(end)

emitter: Biofrontera AG
address: Hemmelrather Weg 201, 51377 Leverkusen
country: Germany
contact person: Investor & public relations
phone: +49 (0) 214 87 63 20
e-mail: press@biofrontera.com
website: www.biofrontera.com

ISIN(s): DE0006046113 (share)
stock exchanges: regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate other stock exchanges: Nasdaq, USA